Exhibit 1

RECENT DEVELOPMENTS

This Exhibit 1 provides information that supplements the information about Colombia contained in Colombia’s 2019 Annual Report on Form 18-K for the fiscal year ended December 31, 2019 (“2019 Annual Report”), filed with the SEC on September 24, 2020, as amended, and as it may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2019 Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2019 Annual Report, as amended to date.

Selected Colombian Economic Indicators

	2016	2017	2018	2019	2020
Domestic Economy
Real GDP Growth (percent)(1)	2.1%	1.4%	2.5%	3.3%	(6.8)%
Private Consumption Growth (percent)(1)	1.6	2.1	3.0	4.6	(5.8)
Public Consumption Growth (percent)(1)	1.8	3.6	7.0	4.3	3.7
Consumer Price Index(2)	5.5	5.0	3.5	3.5	1.6
Producer Price Index(2)	2.2	3.3	2.3	6.1	(0.9)
Interest Rate (percent)(3)	6.8	6.0	4.5	4.5	1.9
Unemployment Rate (percent)(4)	8.7	8.6	9.7	9.5	13.4

	(millions of U.S. dollars)
Balance of Payments(5)
Exports of Goods	34,063	39,777	44,440	42,368	33,481
Imports of Goods	43,239	44,247	49,584	50,818	41,400
Current Account Balance	(12,782)	(10,742)	(13,634)	(14,285)	(9,083)
Net Direct Investment	(9,330)	(10,147)	(6,409)	(11,095)	(5,724)
Net International Reserves	46,675	47,629	48,393	53,167	59,039
Months of Coverage of Imports	10.3	10.1	9.2	9.9	NP

	(billions of pesos or percentage of GDP)
Public Finance(6)
Non-financial Public Sector Revenue(7)	Ps. 351,085	Ps. 363,394	Ps. 405,075	Ps. 453,395	NP
Non-financial Public Sector Expenditures(7)	368,051	384,794	428,546	471,396	NP
Non-financial Public Sector Primary Surplus/ (Deficit)(8)	7,564	4,371	1,651	5,687	NP
Percent of Nominal GDP	0.9%	0.5%	0.2%	0.5%	NP
Non-financial Public Sector Fiscal Surplus/(Deficit)	(20,693)	(24,582)	(25,323)	(25,559)	NP
Percent of Nominal GDP	(2.4)%	(2.7)%	(2.6)%	(2.4)%	NP
Central Government Fiscal Surplus/ (Deficit)	(34,925)	(33,636)	(30,316)	(26,049)	(77,748)
Percent of Nominal GDP	(4.0)%	(3.6)%	(3.1)%	(2.5)%	7.8%

	(billions of pesos or percentage of GDP)
Public Debt(9)
Public Sector Internal Funded Debt(10)	Ps.292,865,173	Ps. 318,309,291	Ps. 355,595,931	Ps. 396,373,648	Ps. 389,845,972
Percent of Nominal GDP(1)	33.3%	34.6%	36.0%	37.3%	38.6%
Public Sector External Funded Debt(11)	$50,771	$54,135	$57,054	$58,653	$66,933
Percent of Nominal GDP(1)	17.6%	17.5%	18.8%	18.1%	22.8%

1:	Figures for 2019 and 2020 are preliminary. Preliminary figures are published during the year succeeding the reference period and become final two years thereafter.
2:	Percentage change over the twelve months ended December 31 of each year.
3:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).
4:	Refers to the average national unemployment rates in December of each year.
5:	Calculations based on the methodology in the sixth edition of the IMF’s Balance of Payments Manual. For more information, see “—Foreign Trade and Balance of Payments—Balance of Payments”.
6:

All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues and nets transfers among the different levels of the non-financial public sector.

7:

The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures are greater than those that would appear had such transfers been eliminated upon consolidation.

8:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus (deficit) without taking into account interest payments or interest income.
9:	Exchange rates as of December 31 of each year.
10:

Includes peso-denominated debt of the Government (excluding state-owned financial institutions) with an original maturity of more than one year and public sector entities’ guaranteed internal debt (excluding payable accounts).

11:

In millions of dollars. Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year (excluding payable accounts).

NP:	Not Published. As of March 30, 2021 this information has not been published. The Republic expects to publish this information by May of 2021.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and CONFIS.

Republic of Colombia

Covid-19

On March 17, 2020, through Decree 417 of 2020, President Duque declared a national Estado de Emergencia Económica, Social y Ecológica, or State of Emergency, for a period of 30 calendar days, in accordance with the provisions of article 215 of the Political Constitution of Colombia, to manage the coronavirus (COVID-19) pandemic. The state of emergency allows the Government to take extraordinary legislative measures necessary to handle the crisis. Decree 417 of 2020 provides for the adoption of measures including: the use of resources such as the Fondo de Ahorro y Estabilización (FAE) of the Sistema General de Regalías, the Fondo de Pensiones Territoriales (FONPET) and the new Fondo de Mitigación de Emergencias (FOME); the strengthening of the Fondo Nacional de Garantías (FNG) to maintain the availability of credit; the reduction of tax burdens on residents during the crisis; isolation and social distancing; and the continuance of social assistance programs, among other measures adopted by the Government. On May 6, 2020, the Government issued Decree 637 of 2020, declaring a new State of Emergency for a period of 30 calendar days, with the aim of continuing to attend to the crisis derived from the COVID-19 pandemic.

In the framework of the declaration of the States of Emergency, on March 18, 2020, March 22, 2020, and May 6, 2020, respectively, President Duque announced social and economic measures aimed at helping the country through the COVID-19 pandemic, including: the provision of resources for the health system to manage the increased need for medical supplies; additional monetary transfers for beneficiaries of the Families in Action, Youth in Action and Colombia Mayor programs; reconnecting water service to the nearly 200,000 families for whom the service was suspended due to non-payment; accelerating the start of the VAT refund program for the most vulnerable population; allowing the request of temporary deferment of mortgage payments, credit card payments, and automobile payments; and offering guarantees through the FNG to facilitate the lines of credit of small and medium-sized companies; subsidizing a portion of minimum wages for certain companies experiencing losses of income; and extending the term for the payment of income tax.

The main economic measures taken to date during the COVID-19 emergency are described below:

•	2020 Budget

The 2020 budget, which became Law No. 2008 on December 27, 2019, was subsequently modified under the national State of Emergency declared due to COVID-19 by Law-Decree 519 of April 5, 2020, Law-Decree 522 of April 6, 2020, Law-Decrees 571 and 572 of April 15, 2020, Law-Decree 774 of June 3, 2020, Law-Decree 813 of June 4, 2020 and Law 2060 of October 22, 2020, in order to increase the budget as well as to reallocate and reappropriate certain funds.

•	Fondo de Mitigación de Emergencias (FOME)

On March 21, 2020, the Government issued Decree 444 of 2020, which created the FOME, a fund through which resources will be channeled to the sectors affected by COVID-19, such as the health sector, and social spending programs.

FOME’s resources are estimated at Ps. 40.5 trillion and come from the following sources: (1) FAE, (2) FONPET, (3) Fondo de Riesgos Laborales (FRL), (4) funds collected from the solidarity tax, (5) mandatory investments by credit institutions in public debt securities, (6) allocations from the general budget, (7) financial returns generated from the administration of resources, and (8) other funds, as determined by the Government. As of March 12, 2021, Ps. 31.9 trillion have been transferred to FOME from these sources.

As of March 17, 2021, the approved uses of FOME for 2020 and 2021 totaled Ps. 40.5 trillion, which have been disbursed in three main areas: (i) Ps. 16.0 trillion for the COVID-19 health care emergency; (ii) Ps. 14.2 trillion for care of vulnerable populations; and (iii) Ps. 10.4 trillion for job protection and economic recovery.

The budgetary executions of FOME in 2020 totaled Ps. 22.0 trillion, which represents 54.4% of FOME’s total expenditures for 2020 and 2021. This expenditure was distributed as follows: Ps. 7.0 trillion for the COVID-19 healthcare emergency, Ps. 8.5 trillion for care of vulnerable populations and Ps. 6.4 trillion for job protection and economic recovery.

•	2021 Budget

The 2021 budget was enacted by Law No. 2063 on November 28, 2020 and authorizes the Government to incorporate into the 2021 budget the uncommitted outstanding balances of 2020 that had been financed with resources from FOME. These resources have been appropriated to the public health sector, economic recovery and development and the promotion of job creation. On January 26, 2021, through Decree No. 85 of 2021, the Government supplemented the 2021 budget with Ps. 18.5 trillion.

As of March 12, 2021, the budgetary executions of FOME totaled Ps. 5.3 trillion, which represented 13% of FOME’s total appropriations. This expenditure was distributed as follows: Ps. 2.6 trillion for the COVID-19 healthcare emergency, Ps. 1.2 trillion for care of vulnerable populations and Ps. 1.5 for job protection and economic recovery.

•	Solidarity tax for the public sector

On April 15, 2020, the Government issued Decree 568 of 2020, which created the solidarity tax. The solidarity tax was imposed on public officials who earned more than Ps. 10 million each month, who must pay the tax for six months to support Colombians experiencing reduced income or loss of employment. On August 5, 2020, the Constitutional Court declared the solidarity tax unenforceable. For this reason, the contributions received for this tax will be credited to the officials’ 2021 income tax returns.

•	Fondo Nacional de Garantías

On March 28, 2020, the Government issued Decree 492 of 2020, which establishes measures to strengthen the FNG. One of the measures was the capitalization of the FNG with Ps. 3.25 trillion through which the Government seeks to facilitate access to credit for micro-, small- and medium-sized companies, by granting guarantees for credit extended to these companies. The capitalization of the FNG comes from the Fondo Nacional para el Desarollo de la Infraestructura (FONDES) and from the surplus capital of entities with state ownership. As of March 31, 2021, FNG has guaranteed operations in an amount of approximately Ps. 21.0 trillion, of which Ps. 15.2 trillion was directed to the program Unidos por Colombia and Ps. 5.8 trillion to traditional programs.

•	Programa de Apoyo al Empleo Formal (PAEF)

On May 8, 2020, the Government issued Decree 639 of 2020, which creates the Programa de Apoyo al Empleo Formal (PAEF), through which the Government will make up to three monthly payments of 40% of the minimum wage, or, Ps. 351,000, per employee, to help companies pay the wages of their workers. On October 22, 2020, the Government announced that PAEF would continue until March 2021 to provide support to the labor market. The Government, through the Ministry of Housing and the Ministry of Finance, announced a new measure to help the economy by boosting the construction sector, which has gradually resumed activities under strict public health safety protocols. The initiative consists of granting subsidies for the purchase of 200,000 housing units between 2020 and 2022, of which 100,000 will be designated as low-income housing and 100,000 will be for families of any income level, with certain pricing requirements.

The Government, through Decree 789 of 2020, announced a temporary exclusion of VAT for specific products and services including (i) chemical raw materials for medicines for the duration of the public health emergency; (ii) restaurants and cafeterias, until December 31, 2020; (iii) imported vehicles, until December 31, 2021; and (iv) hotel and tourism services, until December 31, 2020. The Government announced on February 25, 2020, that the declaration of a health emergency will be extended until at least May 31, 2021.

Through Law 2073 of December 31, 2020, Colombia approved an increase in the country’s debt ceiling by the amount of U.S. $14.0 billion. This increase will give the Government sufficient flexibility in the budget and a prudent financing margin to face potential economic shocks.

The Government, through FOME, has allocated to the Ministry of Health Ps. 6.1 trillion in 2020 and Ps. 2.4 trillion in 2021. The focus areas of these appropriations are (i) increasing hospital capacity, (ii) improving the quality and access of health insurance to the population and (iii) the implementation of the national COVID-19 vaccination plan.

As of April 10, 2021, the Government had purchased 66.5 million doses of COVID-19 vaccines for 37.8 million people, of which 20 million doses were purchased through the multilateral Covax agreement and 46.5 million doses were purchased through bilateral mechanisms. The bilateral agreements include 10 million doses from Pfizer Inc., 10 million doses from AstraZeneca, 10 million doses from Moderna, 9 million doses from Janssen, and 7.5 million doses from Sinovac.

On December 29, 2020, the Government issued Decree 1787 of 2020, which regulates the approval of emergency use of medicines used to diagnosis, treat, and prevent COVID-19.

On January 29, 2021, the Government issued Decree 109 of 2021, which establishes the vaccination plan against COVID-19, which program consists of vaccinating the population in two phases and five stages, prioritizing risk groups and thus progressively reaching 37.8 million vaccinated individuals. In the first phase, the plan will seek to reduce mortality and the incidence of serious cases from the virus, as well as protect health workers. The second phase aims to reduce the contagion to generate herd immunity. Vaccinations started on February 20, 2021. As of April 11, 2021, a total of 3.0 million doses of COVID-19 vaccines have been administered in Colombia.

Recently, taking into account the growing number of COVID-19 infections, which, as of April 11, 2021, totaled 77,828 active cases, some local governments have adopted measures to contain the spread of the virus, such as stay-at-home orders at night, restrictions on the sale of liquor, and curfews.

Government and Political Parties

In the presidential elections that took place on May 27, 2018, Iván Duque won the first ballot with 39.14% of the vote. On June 17, 2018, Iván Duque won the second ballot and was elected President of the Republic of Colombia with 53.98% of the vote. President Duque took his oath and assumed the office of the President on August 7, 2018. The next presidential election is scheduled for May 2022.

National development plans are published every four years and act as a framework for the Government’s goals, programs, and investment plans. The National Development Plan 2018—2022 (the “2018-2022 Plan”), approved on May 25, 2019, is focused on the assessment of the Republic’s progress and social advances and improvements. The 2018-2022 Plan is based on three main pillars: (i) rule of law, (ii) entrepreneurship and (iii) social justice.

•	Rule of Law: promotion of the rule of law, increasing security and the consolidation of peace;

•	Entrepreneurship: economic growth will be enhanced with an environment favorable to the creation and consolidation of a friendly business environment; and

•	Social Justice: promotion of social mobility and increased prosperity.

The 2018-2022 Plan aims to increase local, regional, and national integration as well as reduce poverty and inequality and increase employment. For 2021, a budget of Ps 56.8 billion was approved, a 32% increase compared to the 2020 budget. Budgetary appropriations include the main pillars of the 2018-2022 Plan. The 2018-2022 Plan focuses on promoting economic growth in the agricultural, infrastructure, housing, health, utilities and education sectors. The 2018-2022 Plan also seeks to reduce poverty and inequality.

National legislative power is vested in Congress, which consists of a 108-member Senate and a 172-member Chamber of Representatives. Senators and Representatives are elected by direct popular vote for terms of four years. The most recent Congressional elections occurred on March 11, 2018. The next Congressional elections will be held in March 2022.

On November 30, 2017, Congress approved the final text of the draft bill which implemented the regulatory framework of the JEP (the “JEP Bill”). On August 15, 2018, the Constitutional Court declared the JEP Bill constitutional and on February 11, 2018, the Constitutional Court sent the JEP Bill to the President of the Congress and the President of the Republic for their signatures. On March 10, 2019, President Duque objected to six of the 159 articles of the JEP Bill. On April 8 and May 1, 2019, the Chamber of Representatives, and the Senate, respectively, rejected the objections. On June 6, 2019, President Duque enacted the regulatory framework of the JEP into law. As of March 19, 2020, 12,843 Colombians were submitted to the JEP. Of that group, 9,797 were members of the FARC, 2,900 were members of the military, 134 were agents of the state and 12 were social protesters.

The JEP Peace Court’s division on Recognition of Truth and Responsibility has issued guidelines on proper sanctions and on works and activities with restorative-reparative content. The sanctions outlined in the guidelines will be applied to those who committed the most serious crimes of the armed conflict and will last from five to eight years. Participants who were not determined to have committed serious crimes will also be subject to sanctions for a period of two to five years. The sanctions require the carrying out of works and activities with restorative-repairing content and involve an effective restriction of freedoms and rights, such as freedom of residence and movement.

Unconventional Reservoir Projects

In December 2020, the National Hydrocarbon Agency (“ANH”) and Ecopetrol executed a contract to collaborate on the Comprehensive Research Pilot Project Kalé. On February 11, 2021, the Ministry of Mines and Energy, the Ministry of the Interior, the Ministry of Environment and Sustainable Development and the ANH held an initial meeting with the authorities and citizens of Puerto Wilches, Santander, where Project Kalé will be carried out, to discuss any local concerns with respect to the project.

After reports about threats made against environmental leaders in Puerto Wilches who opposed Project Kalé, the Ministry of Mines and Energy and Ecopetrol publicly announced their opposition to these threats and reiterated their emphasis on public dialogue about the project.

Corruption Investigations

On January 12, 2017, the Fiscalia General de la Nación initiated a corruption investigation into the activities of the Brazilian construction firm Odebrecht. While the investigation is still ongoing, to date five people have been convicted, including two former public officials. On September 14, 2018, the Superintendencia de Industria y Comercio initiated a corruption investigation into Odebrecht’s actions in relation to the adjudication of the Ruta del Sol II highway concession. On December 13, 2018, a local court disqualified Odebrecht from bidding and contracting with the Republic for a period of 10 years.

On August 6, 2019, an arbitral tribunal ruled in favor of the Colombian Infrastructure Agency (“ANI”) in a claim filed by CONSOL, a construction consortium in which Odebrecht owns a 62% stake. The arbitral tribunal decided that ANI only needed to pay CONSOL Ps. 211 billion in construction costs and not the Ps. 2.3 trillion that were claimed to be due. On November 14, 2019, the Superintendencia de Sociedades ordered the judicial liquidation of Constructora Norberto Odebrecht de Colombia S.A.S., a company linked to Odebrecht, due to, among other reasons, the company’s default on its financial obligations and the fact that its liabilities were 484% of its assets.

On February 22, 2021, the Colombian prosecutor’s office announced the indictment of 12 individuals for different alleged crimes related to corruption investigations into activities of Odebrecht.

Internal Security

The level of criminal activity in the Republic has generally decreased over the past two decades. In particular, violence by guerilla organizations has decreased. Incidents of homicide decreased from 12,402 in 2016 to 12,237 in 2017. In 2018, 2019 and 2020 there were 12,923, 12,925 and 12,274 homicides, respectively. Incidents of kidnapping decreased from 207 in 2016 to 195 in 2017, 176 in 2018 92 in 2019 and 88 in 2020. Incidents of terrorism decreased from 224 in 2016 to 123 in 2017. In 2018, 2019 and 2020, the number of terrorism incidents increased, with 152, 209 and 403 registered cases, respectively. From January to February 2021, homicides increased by 3.27% from 2,050 to 2,117 compared to the same period in 2020. From January to February 2021, kidnappings did not vary compared to the same period in 2020, and incidents of terrorism decreased by 83.3% from 150 to 25 compared to the same period in 2020.

Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income.

On August 29, 2019, Ivan Marquez and Jesus Santrich (“Santrich”), former senior leaders of the FARC, announced that they would once again take up arms and return to conflict. On October 9, 2019, the FARC party, the successor of the guerrilla group, expelled all the guerrilla members that announced their rebellion. Several FARC dissidents, including Santrich, are requested in extradition by the United States on drug trafficking and money laundering charges. Furthermore, in December 2020, the Consejo de Estado ruled that Santrich would no longer be a member of the House of Representatives for the 2018-2022 legislative period.

On September 30, 2019, the Presidential Counselor for Stabilization and Consolidation stated before a committee of Congress the Government’s continued commitment to the implementation of the peace agreements reached with the FARC. The Government has invested approximately Ps. 900 billion in projects related to the implementation of the peace agreements.

The Government has implemented security measures to protect ex-combatants. A total of 820 collective reparation actions have been performed for 62 native Colombian and 758 non-native Colombian victims. A total of 68 victim relocation plans have been authorized. Between August 2018 and December 2019, 41,370 hectares of illicit crops were eradicated. As of November 30, 2020, 1,842 productive projects employing 5,167 ex-combatants have been approved, for which Ps. 51,616 million have been allocated. A total of 25,677 ex-combatants have successfully completed the reintegration process, of which 73% have work training.

On November 24, 2020, the Government issued Decree No. 1543, which establishes the requirements for ex-combatants to have access to land to carry out productive projects and regulates the transfer of rural properties to those ex-combatants. On December 11, 2020, the National Reincorporation Council (CNR) approved a health program for 2021 benefitting ex-combatants in the process of reincorporation.

On March 12, 2021, the High Commissioner for Peace announced the Government’s commitment to establish the basis for the next eight years for the continuation of the implementation of the peace accords, focused on the special jurisdiction for peace and the comprehensive system of reparation, justice and non-repetition. Land restitution and the importance of progress in productive projects will also be addressed.

On March 26, 2021, FARC dissidents detonated an explosive device in front of the mayor’s office of Corinto, Cauca, causing injuries to 43 individuals.

On March 30, 2021, a member of the ELN was extradited to the United States on drug trafficking charges.

Other Domestic Initiatives

On March 6, 2018, the Government enacted Decree 437 of 2018, which establishes a public policy aimed at promoting religious tolerance and fostering religious freedom.

On April 17, 2018, the Government enacted Decree 660 of 2018, which seeks to provide comprehensive protection to all communities with the support and coordination of territorial entities. This decree was enacted within the framework of the peace agreement reached with the FARC.

On August 26, 2018, a referendum was held to decide on the implementation of certain anti-corruption measures. Seven questions were on the ballot. Although every single proposal received a 99% approval, none of the proposals met the minimum threshold of votes. On December 28, 2018, Law No. 1943 (the “Financing Law”) was signed by President Duque. The Financing Law, which entered into force on January 1, 2019, aims to increase Government revenues by approximately Ps. 7.5 trillion pesos. The Financing Law includes, among others, the following measures: (1) a new transactional tax on the sale of certain real estate; (2) a regular VAT for beer and for certain sugar drinks; (3) a 1% annual wealth tax on certain individuals for years 2019, 2020, and 2021; and (4) a tax on certain dividends at a rate of 7.5% or 15% depending on the nature of the recipient of the dividend. Further, the Financing Law strengthens the Direccion de Impuestos y Aduanas Nacionales de Colombia (“DIAN”); increases the Republic’s ability to collect fiscal revenues; promotes formal employment; incentivizes large-scale investments that create more than 250 new jobs; and promotes incentives for investment in sectors of the orange economy, a term which includes cultural and creative industries such as architecture, audiovisual arts, digital services, fashion, graphic and industrial design, handcrafts, music and software.

On October 16, 2019, Congress approved the Budget Law for the year 2020 with a total budget of Ps. 271.7 trillion, and an increase in investment of Ps. 7.3 trillion.

On October 16, 2019, the Financing Law was declared unconstitutional by the Constitutional Court due to errors in the legislative approval process. The decision of the Constitutional Court was not retroactive and entered into force as of January 1, 2020. On October 22, 2019, the Government presented to Congress a tax reform bill aimed at replacing the Financing Law (the “Economic Growth Law”). On December 27, 2019, the President of the Republic signed the Economic Growth Law (Law No. 2010), after it was approved by Congress. The law seeks to continue promoting economic development and creates the basis for reducing inequality gaps in the country. The Economic Growth Law includes the same provisions from the Financing Law and in addition includes four measures that seek to benefit the most vulnerable in the population: (i) a VAT refund to the 20% poorest in the population; (ii) a gradual reduction in health contributions, from 12% to 4%, by retirees who receive a minimum pension salary; (iii) incentives for companies to hire young people; and (iv) three days a year without VAT.

On November 24, 2019, President Duque signed Law No. 2111, which created the “Grupo Bicentenario,” an independent legal entity linked to the Ministry of Finance. Grupo Bicentenario serves as a financial holding entity overseeing the group of state entities that provide financial services, with the objective of expanding their portfolios, improving the quality of service, and protecting the savings and assets of Colombians.

On October 27, 2020, the Government announced that it introduced to Congress a bill titled “Integral Law for Transparency, Prevention and Fight Against Corruption” which intends to increase the Government’s means to confront corruption.

On December 12, 2020, the Board of Directors of the Banco de la República elected economist Leonardo Villar Gómez as the new governor of the Banco de la República, effective January 4, 2021. Mr. Villar served as a Deputy Executive Director of the OECD at the IMF and will be replacing Dr. Juan José Echavarría, who did not seek re-election to a second four-year term. On February 3, 2021, President Duque appointed Mauricio Villamizar and Bibiana Taboada, both economists, to replace Gerardo Hernandez and Ana Fernanda Maiguashca, respectively, as members of the board of directors of the Banco de la República. On April 5, 2021, President Duque appointed the economist Jaime Jaramillo Vallejo as a member of the board of directors of Banco de la República to replace Arturo Galindo.

On December 31, 2020, law No. 2069 of 2020 was enacted into law. The law aims to foster and develop a culture of entrepreneurship.

On January 19, 2021, the Government submitted a constitutional amendment to Congress aimed at amending article 79 of the constitution. The amendment would prohibit mining activities in protected highlands and other protected regions. This amendment has been presented to Congress in response to requests from the civilian population.

On February 11, 2021, the CONPES approved CONPES No. 4023. This CONPES aims to reactivate and promote six main sectors of the economy through a Ps. 135 trillion investment plan. The main sectors are housing, infrastructure, healthcare, education, cultural activities, and agriculture.

On April 8, 2021, the Government enacted Decree No. 371 of 2021, through which the expenditure austerity plan is created. The decree enacts austerity measures related to personnel hiring, overtime, vacations, tickets and per diem, official delegations, commissions abroad, events, security schemes and official vehicles, among others.

Pact for the Construction of Peace: Culture of Legality, Coexistence, Stabilization and Victims (“2018-2022 Pact”)

The 2018—2022 Plan, also approved the 2018-2022 Pact, which aims to build a culture of legality based on the essential relationship between security and justice for a peaceful coexistence. A budget of Ps. 37.1 trillion was approved to fund the 2018-2022 Pact. The main objectives of the 2018-2022 Pact include (i) increased investments in the municipalities most affected by violence; (ii) welfare and assistance programs focused on 1.7 million vulnerable individuals and (iii) increased efficiency in the use of resources aimed at providing reparations to approximately 1.3 million victims of the armed conflict.

Humanitarian Crisis in Venezuela

Beginning in 2017, Venezuela began to experience a severe political, economic, and humanitarian crisis that has impacted the Andean Region as a whole, and Colombia in particular. The Government estimates that as of December 31, 2018, 1.2 million Venezuelans were living in Colombia in search of work, housing and food security, an increase from 0.2 million in May of 2017.

On November 23, 2018, the Department of National Planning published CONPES 3950 (“CONPES 3950”), aimed at addressing the influx of Venezuelan migrants. The action plan aims to provide health care and education to Venezuelan migrants. The plan further provides for increased attention to children and the elderly. The provision of water, food and housing is also addressed. A total of Ps. 422.8 million have been directed for these purposes.

In its report of June 2019, (the “2019 Report”) the Comité Consultivo de la Regla Fiscal (the “Fiscal Rule Advisory Council”) recommended that the Government budget an additional deficit of 0.5%, 0.4%, 0.3%, 0.2% and 0.1% of GDP for 2019, 2020, 2021, 2022 and 2023, respectively, in order to address the influx of Venezuelan migrants. During the first eight months of 2019, Colombia received U.S. $96 million in foreign aid to address the Venezuelan migrant crisis.

On January 23, 2019, the Government of Colombia recognized and expressed its full support to the President of the National Assembly of Venezuela, Juan Guaidó, who was designated by the Venezuelan National Assembly as interim president of the Bolivarian Republic of Venezuela. Additionally, the Government ratified the decision to continue to strongly support the recovery of democracy in Venezuela. Colombia is a member of the Lima Group, a group of 14 western hemisphere nations that has recognized the Guaidó administration and is proposing efforts to reinstall democracy in Venezuela.

According to the Director of Migración Colombia, as of January 31, 2021, there were 1,742,927 Venezuelans in Colombia.

On May 26, 2020, an international donors conference in solidarity with Venezuelan refugees and migrants was held. Delegates from more than 60 countries, as well as from United Nations agencies, such as the Office of the United Nations High Commissioner for Refugees (UNHCR) and the International Organization for Migration (IOM), and financial institutions, participated in the online meeting and pledged a total of 2,544 million euros in contributions for the countries who received most of the Venezuelan refugees, including Colombia, to address their living conditions.

On February 8, 2021, a temporary protection statute for Venezuelan migrants was created. The statute aims to protect approximately one million Venezuelan migrants. The statute will also permit them to request and apply for visas.

On March 29, 2021, the Government declared a state of emergency in the state of Arauca. The declaration was made in light of clashes between illegally armed groups on the border with Venezuela. The clashes prompted the displacement of approximately 4,700 persons.

Hurricane Damage

During the first two weeks of November 2020, hurricanes Eta and Iota hit the archipelago of San Andrés, Providencia and Santa Catalina. On the island of Providencia, approximately 98% of the infrastructure suffered structural damage. Similarly, on the island of San Andrés, 1,400 homes, 60 commercial establishments and 100 accommodations were partially damaged, and 15 houses were totally destroyed. Further, Hurricane Eta caused flooding in the Department of Magdalena that affected 26,000 people. On November 20, 2020, the IDB approved a donation of U.S. $400,000 for the purchase of goods such as drinking water, food and other basic necessities. The Government expects that by April 10, 2021, 70 commercial establishments,102 tourist establishments and 1,027 homes will have been rebuilt or restored. The Government expects that the hospital will be rebuilt by the end of 2022.

Accession to the OECD

On April 28, 2020, the Republic officially became a member of the Organization for Economic Cooperation and Development (OECD).

Economy

Gross domestic product

Real GDP grew by 2.1%, 1.4% and 2.6% in 2016, 2017 and 2018 respectively, and, based on preliminary figures, grew by 3.3% in 2019 and decreased by 6.9% in 2020. According to preliminary figures, GDP grew 0.7%, in the first quarter of 2020 compared to an increase of 3.6% during the same period in 2019. The decrease in GDP growth during 2020 was mainly due to the public health emergency and related economic shutdown caused by the COVID-19 pandemic. The economic activities that contributed the most to the decrease during the twelve-month period ended December 31, 2020, were construction which decreased by 27.7%, mining and quarrying which decreased by 15.7%, retail and transport which decreased by 15.1% and entertainment which decreased by 11.7%.

The services sector has traditionally been the largest sector of the Colombian economy. In 2019, the services sector increased by 4.3% in real terms and represented 58.1% of GDP. The manufacturing sector increased by 1.6% in real terms in 2019 and represented approximately 11.9% of GDP in 2019. The agriculture, livestock, fishing, forestry and hunting sector also has traditionally played an important role in the Colombian economy. Production in this sector increased by 1.9% in real terms in 2019, and the sector represented 6.2% of GDP in 2019. Construction activity decreased by 2.0% in real terms in 2019 and represented 6.5% of GDP in 2019. Mining and quarrying (including oil) increased by 2.1% in real terms in 2019 and represented 5.0% of GDP in 2019. Electricity, gas and water grew by 2.8% in real terms in 2019 and represented 3.0% of GDP in 2019.

According to preliminary figures, in 2020 the services sector decreased by 4.9% in real terms and represented 59.5% of GDP. The manufacturing sector decreased by 7.7% and represented 11.7% in 2020. The agriculture, livestock, fishing, forestry and hunting sector also has traditionally played an important role in the Colombian economy. Production in this sector increased by 2.8% in real terms in 2020, and the sector represented 6.8% of GDP in 2020. Construction activity decreased by 27.7% in real terms in 2020 and represented 5.0% of GDP in 2020. Mining and quarrying (including oil) decreased by 15.7% in real terms in 2020 and represented 4.5% of GDP in 2020. Electricity, gas and water decreased by 2.6% in real terms in 2020 and represented 3.2% of GDP.

Impact of Oil Prices

The mining and quarrying sector (including oil) is a significant contributor to the Colombian economy and a principal source of exports. The mining and quarrying sector decreased by 2.9%, 5.8% and 1.7% in real terms in 2016, 2017 and 2018 respectively. According to preliminary figures, the mining and quarrying increased by 1.7% in real terms in 2019 and contracted 15.7% in 2020.

Principal Sectors of the Economy

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining and quarrying sector as a whole (including the petroleum industry) accounted for approximately 4.5% of GDP in 2020 compared to 4.9% in 2019. The mining and quarrying sector production decreased in 2020 by 15.7% compared to a 1.7% increase in 2019.

Services

The services sector accounted for 59.5% of GDP in 2020 and grew by 2.4%, 2.6%, 3.4% and 4.3% in in real terms in 2016, 2017, 2018 and 2019, respectively. According to preliminary figures, the service sector contracted 4.9% compared to the same period in 2019.

In the third quarter of 2020, the number of internet broadband connections exceeded the Government’s target, reaching a total of 38.1 million broadband subscribers, (7.7 million of fixed broadband connection and 30.4 million of mobile connections) a 3.1% increase from the same quarter in 2019.

Role of the State in the Economy

Ecopetrol reported a net profit of Ps. 0.7 trillion in 2020, compared with a net profit of Ps. 13.3 trillion in 2019. The decrease in the net profit is mainly due to a decrease in oil prices caused by external economic shocks and the COVID-19 pandemic and related economic shutdown.

ISA reported a net profit of Ps. 2.1 trillion in 2020, compared to a net profit of Ps. 1.6 trillion in 2019. The increase in the net profit was mainly due to an increase in revenue.

On March 12, 2021, Ecopetrol announced that it had presented a non-binding offer to purchase 51.4% of ISA’s shares owned by the Republic. Ecopetrol aims to consolidate its operations in Colombia and throughout the western hemisphere through this acquisition.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2015 through December 2020, according to the methodology adopted by DANE:

National Monthly Unemployment Rates(1)

	2016	2017	2018	2019	2020
January	11.9%	11.7%	11.8%	12.8%	13.0%
February	10.0	10.5	10.8	11.8	12.2
March	10.1	9.7	9.4	10.8	12.6
April	9.0	8.9	9.5	10.3	19.8
May	8.8	9.4	9.7	10.5	21.4
June	8.9	8.7	9.1	9.4	19.8
July	9.8	9.7	9.7	10.7	20.2
August	9.0	9.1	9.2	10.8	16.8
September	8.5	9.2	9.5	10.2	15.8
October	8.3	8.6	9.1	9.8	14.7
November	7.5	8.4	8.8	9.3	13.3
December	8.7	8.6	9.7	9.5	13.4

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents national quarterly average rates of employment by gender for the periods indicated:

National Quarterly Employment Rates by Gender

	2016		2017		2018		2019		2020
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
First Quarter	46.4%	68.6%	46.0%	68.5%	45.3%	68.0%	45.1%	67.4%	42.6%	65.6%
Second Quarter	48.4%	69.2%	48.7%	69.6%	47.7%	69.2%	46.0%	67.6%	33.1%	54.7%
Third Quarter	47.7%	69.4%	47.5%	69.3%	47.3%	69.2%	45.6%	67.3%	36.2%	61.1%
Fourth Quarter	49.5%	71.1%	48.9%	70.2%	47.6%	69.9%	46.7%	69.2%	41.3%	65.8%

Source: DANE.

The following tables present the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.0%	15.8%	16.3%	16.3%
Mining and quarrying	0.9%	0.9%	1.0%	0.6%
Manufacturing	11.0%	11.6%	11.3%	12.1%
Electricity, gas and water supply	0.6%	0.5%	0.4%	0.6%
Construction	6.4%	6.4%	6.2%	6.2%
Retail, hotels and restaurants	28.2%	27.6%	27.9%	27.8%
Transport, storage and communications	8.5%	8.0%	7.9%	7.7%
Financial intermediation	1.5%	1.4%	1.5%	1.5%
Real estate, renting and business activities	7.7%	7.9%	7.8%	8.1%
Community, social and personal services	19.3%	19.8%	19.6%	19.2%
Total	100.0%	100.0%	100.0%	100.0%

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.2%	16.4%	16.9%	17.1%
Mining and quarrying	0.8%	1.0%	1.0%	0.6%
Manufacturing	11.5%	12.2%	11.2%	12.2%
Electricity, gas and water supply	0.5%	0.5%	0.5%	0.5%
Construction	6.1%	6.0%	6.1%	6.3%
Retail, hotels and restaurants	27.8%	26.6%	27.1%	27.2%
Transport, storage and communications	8.5%	8.1%	7.9%	7.9%
Financial intermediation	1.4%	1.4%	1.4%	1.3%
Real estate, renting and business activities	8.1%	8.1%	8.3%	8.3%
Community, social and personal services	19.2%	19.8%	19.7%	18.6%
Total	100.0%	100.0%	100.0%	100.0%

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.1%	16.1%	16.5%	17.3%
Mining and quarrying	0.9%	1.1%	1.1%	0.7%
Manufacturing	11.6%	12.1%	11.9%	12.6%
Electricity, gas and water supply	0.6%	0.6%	0.6%	0.5%
Construction	5.8%	6.0%	6.4%	6.7%
Retail, hotels and restaurants	27.5%	26.7%	27.0%	26.1%
Transport, storage and communications	8.2%	8.0%	7.9%	7.8%
Financial intermediation	1.3%	1.3%	1.5%	1.4%
Real estate, renting and business activities	8.1%	7.8%	7.6%	7.8%
Community, social and personal services	19.0%	20.3%	19.6%	19.0%
Total	100.0%	100.0%	100.0%	100.0%

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	15.9%	15.2%	15.9%	16.3%
Mining and quarrying	0.9%	0.9%	0.9%	0.7%
Manufacturing	11.6%	12.3%	11.5%	11.4%
Electricity, gas and water supply	0.6%	0.6%	0.7%	1.0%
Construction	6.4%	6.5%	6.8%	7.1%
Retail, hotels and restaurants	27.7%	27.2%	26.9%	26.9%
Transport, storage and communications	8.2%	8.2%	7.8%	8.1%
Financial intermediation	1.5%	1.5%	1.5%	1.3%
Real estate, renting and business activities	7.8%	7.7%	7.7%	7.5%
Community, social and personal services	19.6%	20.4%	20.4%	19.7%
Total	100.0%	100.0%	100.0%	100.0%

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	15.4%	17.3%	17.9%	16.8%
Mining and quarrying	0.8%	1.4%	1.0%	0.8%
Manufacturing	10.9%	10.5%	11.0%	11.6%
Electricity, gas and water supply	1.2%	1.3%	1.2%	1.0%
Construction	6.8%	6.1%	7.2%	7.2%
Retail, hotels and restaurants	26.6%	25.8%	25.3%	26.3%
Transport, storage and communications	9.0%	8.7%	8.2%	8.5%
Financial intermediation	1.5%	1.6%	1.4%	1.2%
Real estate, renting and business activities	7.7%	7.8%	7.3%	7.3%
Community, social and personal services	20.0%	19.4%	19.6%	19.3%
Total	100.0%	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

In June 2014, Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework and incorporated changes in balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the balance of payments. On the current account side, a financial intermediation services account (FISIM) has been created and is included within the services account. The corresponding information was previously incorporated in the income line.

On the capital account side, loans between affiliates (for nonfinancial sector companies), which had previously been incorporated within the loans account, are now included in the direct investment account. Furthermore, changes in the format for the presentation of information have been incorporated. Additionally, measurements of exports in the table “Balance of Payments” are different from the table “Exports (FOB) by Group of Products” and from the table “Trends in the Composition of Exports”, because these two latter tables do not incorporate special trade operations and commerce from the Free Trade Zones.

According to provisional figures, Colombia’s current account registered a deficit of U.S. $9,083 million in 2020 compared to a deficit of U.S. $14,285 million in 2019. The decrease in the deficit was mainly due to a decrease in imports as a result of reduced economic activity during the COVID-19 pandemic. The financial account registered a deficit of U.S. $8,092 million in 2020 compared to a U.S. $13,240 million deficit in 2019. The decrease in the financial account deficit in 2020 compared to 2019 was due to a decrease in net liabilities incurred.

The following table presents the balance of payments figures for the periods indicated based on the sixth edition of the IMF’s Balance of Payments Manual:

Balance of Payments(1)(2)(3)(4)

	For the Year ended December 31,
Account	2016	2017	2018	2019	2020
Current Account	(12,782)	(10,742)	(13,634)	(14,285)	(9,083)
Credit (Exports)	54,471	62,276	69,758	69,666	53,182
Debit (Imports)	67,253	73,018	83,393	83,951	62,265
Goods and Services	(13,452)	(8,946)	(9,501)	(12,876)	(12,421)
Credit (Exports)	42,769	49,313	55,057	52,956	39,144
Debit (Imports)	56,221	58,259	64,558	65,832	51,565
Goods	(9,176)	(4,470)	(5,144)	(8,451)	(7,918)
Credit (Exports)	34,063	39,777	44,440	42,368	33,481
Debit (Imports)	43,239	44,247	49,584	50,818	41,400
Services	(4,276)	(4,476)	(4,357)	(4,425)	(4,503)
Credit (Exports)	8,706	9,536	10,617	10,589	5,662
Debit (Imports)	12,982	14,012	14,974	15,014	10,165
Primary Income	(5,228)	(8,407)	(11,776)	(10,114)	(5,386)
Credit (Exports)	4,996	5,479	6,117	7,044	4,449
Debit (Imports)	10,224	13,886	17,893	17,157	9,835
Secondary Income	5,898	6,611	7,643	8,704	8,724
Credit (Exports)	6,706	7,484	8,584	9,666	9,590
Debit (Imports)	808	873	941	962	866
Financial Account	(12,273)	(9,696)	(12,559)	(13,240)	(8,092)
Direct Investment	(9,330)	(10,147)	(6,409)	(11,095)	(5,724)
Net Acquisition of Financial Assets	4,517	3,690	5,126	3,219	1,966
Equity and Investment Fund Share	4,975	3,386	3,656	3,366	2,987

	For the Year ended December 31,
Account	2016	2017	2018	2019	2020
Debt Instruments	(458)	304	1,471	(147)	(1,020)
Net Incurrence of Liabilities	13,848	13,837	11,535	14,314	7,690
Equity and Investment Funds Share	9,176	12,043	9,931	11,903	5,067
Debt Instruments	4,672	1,794	1,604	2,411	2,623
Portfolio Investment	(4,839)	(1,613)	1,297	250	(1,346)
Net Acquisition of Financial Assets	5,190	6,200	1,646	541	6,169
Equity and Investment Fund Share
Debt Securities	5,190	6,200	1,646	541	6,169
Net Incurrence of Liabilities	10,029	7,812	349	291	7,515
Equity and Investment Fund Share	(363)	472	(823)	(1,232)	(454)
Debt Securities	10,392	7,340	1,172	1,523	7,969
Financial Derivatives and Options to Purchase Shares Employees	(621)	365	21	84	(507)
Net Acquisition of Financial Assets	(794)	(169)	(473)	(405)	(1,081)
Net Incurrence of Liabilities	(173)	(534)	(494)	(489)	(574)
Other Investments	2,353	1,153	(8,656)	(5,812)	(4,843)
Net Acquisition of Financial Assets	2,879	(387)	407	(3,385)	3,444
Net Incurrence of Liabilities	526	(1,540)	9,062	2,428	8,287
Reserve Assets	165	545	1,187	3,333	4,328
Net Errors and Omissions	509	1,046	1,075	1,045	992
Memorandum of the Financial Account Excluding Reserve Assets	(12,438)	(10,241)	(13,746)	(16,573)	(12,420)

(1)	Data for 2018, 2019 and 2020 are preliminary and data for 2017 and 2016 are revised.
(2)

The calculation of the change in international reserves is made based on the 6th edition of the IMF Balance of Payments Manual, following the recommendation not to include in this calculation changes due to exchange rate and price valuations.

(3)	Other financial corporations are institutional units that provide financial services, and which assets and liabilities are, in general, not available in open financial markets.
(4)

Non-financial companies are companies whose main activity is the production of market non-financial goods or services. Legally constituted companies, branches of non-resident companies, quasi-corporations, hypothetical resident units that own land and resident non-profit institutions that are market producers of non-financial goods or services belong to this category.

Source: Banco de la República—Economic Studies.

According to Banco de la República, exports of goods decreased by 21% in 2020 compared to 2019, principally due to a 45.2% decrease in exports of oil and its derivatives. Nontraditional exports, including emeralds, increased by 1.5%, from U.S. $15,032 million in 2019 to U.S. $15,253 million in 2020. Among industrial exports, the largest increases among the categories of specifically identified export products were registered by food, which increased by 26.1%, textiles and manufacturing, which increased by 9.8%, and manufacturing and paper production, which increased by 23.4%. Exports of goods in 2020 totaled approximately U.S. $31,056 million, including oil and its derivatives (28.2% of total exports), coal (13.4% of total exports), coffee (7.9% of total exports), nickel (1.4% of total exports) and nontraditional exports (49.1% of total exports). As of January 31, 2021 exports of goods decreased 24.1% compared to the same period of 2020, mainly due to a significant reduction of oil and coal exports. During the same period, non-traditional exports increased by 4.9% to U.S. $1,148 million, compared to U.S. $1,095 million during the same period in 2020. Among industrial exports, the largest increase among the categories of specifically identified export products was registered by textiles and manufacturing which increased by 11.4%.

According to preliminary figures supplied by DANE and DIAN, exports of goods totaled U.S. $2,595 million FOB in January of 2021, representing a 24.1% decrease compared to the same month in 2020, mainly due to a 42.2% decrease in the sales of fuels and products of the extractive industry.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the periods indicated.

Merchandise Exports to Major Trading Partners

	2016(1)	2017(1)	2018(1)	2019(1)	2020(1)	As of January 31, 2021(1)
	(percentage of total exports)
United States	32.1%	27.9%	25.5%	29.2%	14.6%	27.2%
Venezuela	1.9%	0.8%	0.8%	0.5%	0.1%	0.5%
China	3.7%	5.8%	10.0%	11.6%	10.1%	6.0%
Netherlands	3.8%	4.1%	2.5%	3.1%	3.5%	2.0%
Ecuador	3.8%	3.9%	4.4%	4.9%	1.1%	3.5%
Panama	6.4%	6.5%	7.0%	6.0%	4.6%	9.9%
Spain	3.6%	2.6%	2.8%	1.3%	1.1%	1.9%
Chile	2.1%	2.7%	2.8%	2.5%	6.4%	2.2%
Peru	3.3%	3.0%	2.8%	2.9%	0.7%	2.7%
Brazil	3.1%	3.6%	3.7%	3.7%	5.0%	5.9%
India	0.7%	0.7%	1.3%	0.9%	5.6%	7.9%
United Kingdom	1.5%	1.1%	1.0%	1.2%	0.7%	1.2%
Switzerland	1.2%	0.9%	0.8%	0.4%	0.1%	0.2%
Others	32.6%	36.4%	34.5%	31.9%	46.3%	29.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources: DANE and National Directorate of Customs and Taxes.

Merchandise Imports by Major Trading Partners(1)

	2016(2)	2017(2)	2018(2)	2019(2)	2020(2)	As of January 31, 2021(2)
	(percentage of total imports)
United States	26.4%	26.0%	25.2%	25.1%	24.1%	26.9%
Mexico	7.7%	7.6%	7.8%	7.5%	6.9%	5.9%
China	19.2%	18.9%	20.6%	20.8%	23.8%	24.1%
Panama	0.1%	0.1%	0.1%	0.1%	0.1%	0.0%
Switzerland	0.9%	0.9%	0.9%	0.9%	0.9%	0.9%
South Korea	1.9%	1.7%	1.6%	1.3%	1.5%	1.7%
Germany	3.8%	4.1%	4.3%	4.2%	3.8%	3.6%
Brazil	4.7%	5.0%	5.5%	6.0%	5.7%	4.9%
Chile	1.6%	1.5%	1.4%	1.2%	1.4%	1.1%
Japan	2.5%	2.7%	2.5%	2.3%	2.0%	2.4%
Spain	2.0%	2.1%	1.9%	1.9%	1.8%	2.0%
Uruguay	0.2%	0.1%	0.1%	0.1%	0.2%	0.2%
Ecuador	1.8%	1.6%	1.6%	1.6%	1.9%	1.3%
Others	27.1%	27.8%	26.4%	26.9%	26.0%	25.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Correspond to country of purchase.
2:	Preliminary
Sources:	DANE and National Directorate of Customs and Taxes.

Colombia’s major trading partners classified by exports are the United States, the European Union and China. Exports to the United States were U.S. $8.0 billion in 2020 compared to U.S. $10.6 billion in 2019. According to preliminary figures, exports to the United States were U.S. $706.6 million in January 2021 compared to U.S. $904.6 million in the same month of 2020.

Exports to the European Union were U.S. $3.6 billion in 2020 compared to U.S. $4.2 billion in 2019. According to preliminary figures, exports to the European Union totaled U.S. $287.5 million in January 2021, compared to U.S. $ 425.9 million in the same month of 2020.

Exports to China were U.S. $2.4 billion in 2020 compared to U.S. $4.2 billion in 2019. According to preliminary figures, exports to China totaled U.S. $154.5 million in January 2021 compared to U.S. $360.0 million in the same month of 2020.

Colombia’s major trading partners classified by imports are the United States, China and México. Imports from the United States were U.S. $10.5 billion in 2020 compared to U.S. $13.3 billion in 2019. According to preliminary figures, imports from the United States were U.S. $1.0 billion in January 2021 compared to U.S. $1.2 billion in the same month of 2020.

Imports from China totaled U.S. $10.4 billion in 2020 compared to U.S. $11.0 billion in 2019. According to preliminary figures, imports from China in January 2021 totaled U.S. $943.4 million compared to U.S. $1.0 billion in the same month of 2020.

Imports from México totaled U.S. $2.9 billion in 2020 compared to U.S. $3.9 billion in 2019. According to preliminary figures, imports from México in January 2021 totaled U.S. $217.9 million, compared to U.S. $285.4 million in the same month of 2020.

Monetary System

Financial sector

As of December 31, 2020, Colombia’s financial sector had a total gross loan portfolio of Ps. 512.8 trillion compared to Ps. 493.5 trillion as of December 31, 2019. Past due loans totaled Ps. 25.6 trillion as December 31, 2020 compared to Ps. 21.3 trillion as of December 31, 2019. Past due loans were 5.0% of total loans as of December 31, 2020 and 4.3% of total loans as of December 31, 2019. Provisions as a percentage of past due loans were 153.9% as of December 31, 2020 compared to 142.6% as of December 31, 2019.

The aggregate net technical capital (or solvency ratio) of Colombian banks was 16.3% of risk-weighted assets as of December 31, 2020 compared to 14.7% as of December 31, 2019. Risk-weighted assets increased to Ps. 506.5 trillion as of December 31, 2020, from Ps. 523.8 trillion as of December 31, 2019.

The following table shows the results of the financial sector as of and for the 12 months ended December 31, 2019:

Selected Financial Sector Indicators

(in millions of pesos as of and for

the 12 months ended December 31, 2019)

	Assets	Liabilities	Net Worth	Earnings
Banks	Ps. 675,062,918	Ps. 585,086,347	Ps. 89,976,571	Ps. 10,962,587
Non-Banking Financial Institutions(1)	35,299,692	21,989,922	13,309,770	2,094,457
Special State-Owned Institutions(2)	75,451,989	45,235,081	30,216,908	3,725,576

Total	Ps. 785,814,599	Ps. 652,311,350	Ps. 133,503,249	Ps. 16,782,620

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)	Includes FDN, Bancoldex, FINDETER, FINAGRO, FONADE, FNA, FOGAFIN, FOGACOOP, FNG, ICETEX.

Source: Financial Superintendency.

The following table shows the results of the financial sector as of and for the 12 months ended December 31, 2020:

Selected Financial Sector Indicators

(in millions of pesos as of and for

the 12 months ended December 31, 2020)

	Assets	Liabilities	Net Worth	Earnings
Banks	Ps. 729,840,954	Ps. 640,361,294	Ps. 89,479,661	Ps. 4,159,644
Non-Banking Financial Institutions(1)	38,882,815	23,789,029	15,093,786	1,973,263
Special State-Owned Institutions(2)	88,120,209	52,770,752	35,349,458	3,968,759

Total	Ps. 856,843,979	Ps. 716,921,075	Ps. 139,922,904	Ps. 10,101,667

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)	Includes Financiera FDN, Bancoldex, FINDETER, FINAGRO, FONADE, FNA, FOGAFIN, FOGACOOP, FNG, ICETEX.

Source: Financial Superintendency.

Interest rates and inflation

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2017 was 4.1% compared to 5.8% in 2016. The 12-month change in the CPI as of December 2018 was 3.2%. This decrease in the year-over-year rate of consumer inflation was mainly attributable to a decrease in the annual increase in the prices of food (2.4%) and clothing (0.3%). As of December 31, 2019, the CPI totaled 3.8%, which increase was mainly due to an increase in the prices of food and non-alcoholic beverages (5.80%), education (5.75%) and alcoholic beverages (5.48%). The 12-month change in CPI as of December 31, 2020 was 1.6%. Inflation in the health services (5.0%), food and non-alcoholic beverages (4.8%), restaurants and hotels (3.4%) sectors grew more than the national average. The 12-month change in CPI as of March 31, 2021 was 1.5%.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2017 was 3.3% compared to 2016. As of December 31, 2018, the year-over-year PPI was 2.3%. The decrease in the year-over-year PPI was mainly due to a 1.5% decrease in prices of mining. As of December 31, 2019, the year-over-year PPI was 6.1%. The increase in the year-over-year PPI was mainly due to an increase in prices of mining (9.7%) and agriculture, livestock and fishing (6.5%). As of December 31, 2020, the year-over-year PPI decreased 0.9%, mainly due to a decrease in prices because of the COVID-19 pandemic. As of March 31, 2021, the year-over-year PPI increased 11.4%, mainly due to an increase in prices of mining (58.9%) and agriculture, livestock and fishing (10.5%).

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) increased from 4.6% in 2015 to 6.8% in 2016. The average DTF for 2017 was 6.0%. The average DTF for 2018 was 4.7%. The average DTF for 2019 was 4.5%. The average DTF for 2020 was 3.38%. As of March 31, 2021, the DTF was 1.8%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2015	5.3	5.5	4.6
2016	5.5	2.2	6.8
2017	5.0	3.3	6.0
2018	3.2	5.0	4.5
2019
January	3.5	2.7	4.6
February	3.2	3.8	4.6
March	3.3	4.7	4.6
April	3.3	5.9	4.5
May	3.3	5.3	4.5
June	3.4	3.8	4.5
July	3.8	4.6	4.5
August	3.7	5.0	4.4
September	3.8	3.8	4.5
October	3.8	2.4	4.4
November	3.8	4.0	4.4
December	3.8	6.1	4.5
2020
January	3.6	4.7	4.5
February	3.7	2.7	4.5
March	3.8	(0.2)	4.5
April	3.5	(4.8)	4.6
May	2.8	(5.2)	4.3

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
June	2.2	(1.9)	3.8
July	2.0	(1.0)	3.3
August	1.9	(0.3)	2.8
September	2.0	(1.3)	2.4
October	1.7	(0.7)	2.0
November	1.5	(0.6)	2.0
December	1.6	(0.9)	1.9
2021
January	1.6	2.6	1.9
February	1.6	6.4	1.8
March	1.5	11.4

1:	Percentage change over the previous 12 months at the end of each month indicated.
2:	Average for each of the years 2015-2018 and, for each indicated month in 2019, 2020 and 2021, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

As a result of accelerated increases in the consumer price index, from September 2015 to September 2016, Banco de la República adjusted the discount rate eleven times from 4.50% to a high of 7.75%. These increases were made because Banco de la República decided to phase out its monetary stimulus due to the increase in the consumer inflation caused by higher food prices, the effects of the weather phenomenon “El Niño” and the continued weakness in global demand and lower oil and raw material prices. As of November 30, 2016, Banco de la República maintained the discount rate at 7.75% due to an expected decrease in growth of commercial partners in 2016. On December 16, 2016, Banco de la República decreased the discount rate by 25 basis points to 7.50% mainly because of a decrease in inflation and an expected downturn in global economic growth. From December 2016 to December 2019, Banco de la República adjusted the discount rate twelve times from 7.75% to a low of 4.25%. These decreases were made because of a reduction in consumer inflation since September 2016.

On March 27, 2020, Banco de la República decreased the discount rate by 50 basis points to 3.75% due to COVID-19, which directly affected domestic economic activity and contracted international trade, including a collapse in the price of oil. On April 30, 2020, Banco de la República decreased the discount rate by an additional 50 basis points to 3.25% as a countercyclical monetary policy stance in response to the global economic collapse caused by the COVID-19 pandemic. On May 29, 2020, Banco de la República decreased the discount rate by an additional 50 basis points to 2.75% as a countercyclical measure in response to the COVID-19 pandemic. On June 30, 2020, Banco de la República decreased the discount rate by an additional 25 basis points to 2.5% due to low inflation and favorable market conditions. On July 31, 2020, Banco de la República decreased the discount rate by an additional 25 basis points to 2.25% due to low inflation and a low aggregate demand. On August 31, 2020, Banco de la República decreased the discount rate by an additional 25 basis points to 2.0% due to low inflation and low aggregated demand. On September 25, 2020, Banco de la República decreased the discount rate by an additional 25 basis points to 1.75% due to a low inflation. Since the beginning of the COVID-19 pandemic in March of 2020, Banco de la República has cut the policy rate by 250 bp as a countercyclical monetary policy push to boost domestic demand. On March 26, 2021, Banco de la República decided to keep the discount rate unchanged at 1.75%.

Banco de la República Response to COVID-19

The COVID-19 pandemic has caused an indeterminable adverse impact on the world economy. Colombia has been severely affected by the collapse in the international price of oil. In order to guarantee a broad and timely provision of liquidity in both pesos and dollars, in addition to interest rate reductions, Banco de la República has taken actions to support the Colombian economy and financial system, including the provision of non-delivery forwards in the amount of up to U.S. $1 billion. On March 13, 2020, Banco de la República increased the allotment of liquidity auctions to Ps. 17 trillion, and on March 17, 2020, increased them again to Ps. 20 trillion. On March 23, 2020, the board of directors of Banco de la República authorized Banco de República to buy private instruments and to buy TES up to Ps. 2 trillion for the month of March. By the end of April 2020, the balance of TES held by Banco de la República totaled Ps. 19.9 billion. During April 2020, Banco de la República made definitive purchases of private debt securities totaling Ps. 3.4 billion.

On May 4, 2020, with the aim of increasing international reserves and taking into account the monetization of dollars provided by the Government, Banco de la República bought U.S. $2 billion through the General Directorate of Public Credit and National Treasury of the Ministry of Finance.

With the purpose of reinforcing the adequate supply of liquidity to the economy and supporting the provision of credit required by companies and households, on May 5, 2020, the board of directors of Banco de la República authorized Banco de la República to carry out temporary expansion operations with portfolio securities for an amount of up to Ps. 6.3 trillion.

On June 30, 2020, Banco de la República announced that it would continue to supply liquidity to the economy and will maintain the REPO collateralized with bank credit claims indefinitely. Banco de la República continued to offer non-delivery forward contracts up until November 27, 2020.

On December 2, 2020, Banco de la República purchased U.S. $1.5 billion from the Ministry of Finance and Public Credit at the current certified exchange rate.

In December 2020, Banco de la República signed inter-institutional agreements with both the Central Bank of Paraguay and the Bank of México that aim to establish coordination in areas of vital importance in central banking such as monetary and exchange policy, the administration of international reserves, the analysis of financial stability and the design and evaluation of macroprudential policies.

Foreign Exchange Rates and International Reserves

Exchange Rates

From January 1994 to September 1999, Banco de la República maintained a band within which the exchange rate was permitted to fluctuate. On September 25, 1999, Banco de la República decided to abandon the band system and adopt a free-floating exchange rate system. This change was made only after an initial agreement with the IMF for an Extended Fund Facility had been reached, evidencing a commitment by multilateral organizations to support the Colombian economic program. The transition to the floating foreign exchange regime did not result in a significant deterioration of the exchange rate. The floating exchange rate system continues in place.

The general legal principles of Colombia’s foreign exchange controls, including tradability of the currency, and international investments regulations were established by Law 9 of 1991. Pursuant to these powers and to those established in Law 31 of 1992, Banco de la República enacted External Resolution No. 1 of 2018 and Regulation DCIN-83, and the Ministry of Finance and Public Credit enacted Decree No. 1068 of 2015, as amended, which together with External Resolution No. 1 of 2018, are referred to as the “Foreign Investment Statute”.

The Foreign Investment Statute establishes two types of markets for foreign currency exchange:

•

The controlled foreign exchange market, or the FX market, which consists of all foreign exchange transactions which must be mandatorily conducted through foreign exchange intermediaries (i.e., commercial and mortgage banks, financial corporations, commercial finance companies, Financiera de Desarrollo Nacional, Banco de Comercio Exterior, financial cooperatives and local stock broker dealers) or compensation accounts (i.e., offshore bank accounts registered with the Banco de la República and subject to periodic reports before the Colombian authorities). Payments between Colombian residents and foreign residents in respect of foreign investments, imports, exports, foreign indebtedness, derivative transactions and guarantees in foreign currency, among others, must be conducted through the FX market; and

•	The free market, which consists of all other transactions that are not mandatorily traded on the FX market.

Banco de la República considers exchange rate flexibility a fundamental element to achieve its objectives of a low and stable inflation rate, growth close to its potential and the preservation of financial stability and liquidity in the payment system. Nonetheless, Banco de la República, as the country’s foreign exchange authority, has the power to intervene in the foreign exchange market. Such intervention does not limit exchange rate flexibility, does not seek to fix or achieve any particular level for the exchange rate and pursues objectives compatible with the inflation targeting strategy. Specifically, foreign exchange intervention by Banco de la República is intended to (i) increase the level of international reserves in order to reduce external vulnerability and improve access to external credit; (ii) mitigate movements in the exchange rate that do not clearly reflect the performance of the economy’s fundamentals and may negatively affect inflation and economic activity; and (iii) curb rapid and sustained deviations of the exchange rate from its trend, so as to avoid disorderly performance in financial markets.

Banco de la República’s regulations also establish a deposit requirement for all foreign currency denominated loans granted to Colombian residents from non-residents or from FX market intermediaries. The deposit requirement operates as a condition precedent to the disbursement of the funds. Currently, the deposit requirement is equal to 0% of the disbursements made under the loan, so in practice, as of April 1, 2021, no deposit that has to be posted with Banco de la República by debtors of foreign currency loans.

On April 12, 2021, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 3,650.23=U.S. $1.00 compared to Ps. 3,886.79=U.S. $1.00 on April 12, 2020. During the 12-month period ended December 31, 2020, the Representative Market Rate reached a high of Ps. 4,153.91=U.S. $1.00 on March 20, 2020 and a low of Ps. 3,253.89=U.S. $1.00 on January 10, 2020.

International Reserves.

As of December 31, 2016, gross international reserves decreased by U.S. $57.6 million to U.S. $46,682.8 million. As of December 31, 2017, gross international reserves increased by U.S. $954.4 million to U.S. $47,637.2 million. As of December 31, 2018, gross international reserves increased by U.S. $764.3 million to U.S. $48,401.5 million. As of December 31, 2019 gross international reserves increased by U.S. $4,772.7 million to U.S. $53,174.2 million. As of December 31, 2020, gross international reserves increased by U.S. $5,865.1 million to U.S. $59,039.3 million. As of February 28, 2021, gross international reserves decreased by U.S. $57.3 million to U.S. $58,982.0 million.

From February 2015 to September 2018, Banco de la República did not increase its international reserves. On October 1, 2018, Banco de la República initiated a program to accumulate international reserves with an initial auction of up to U.S. $400 million. As of May 22, 2020, Banco de la República has accumulated U.S. $1,878.4 million in eight auctions, with the last auction held on April 30, 2019. On May 4, 2020, in order to increase international reserves, Banco de la República purchased U.S. $2.0 billion through the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit at the TRM in effect on that day. On December 2, 2020, in line with its long-term external risk coverage policy, Banco de la República purchased U.S. $1.5 billion from the Government at the TRM in effect on that day.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of March 26, 2021, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

On May 22, 2012, the Government issued Decree 1076 of 2012, which established a system to administer the FAE. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury, at its sole discretion, may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. On March 21, 2020, the Government issued Decree 444 of 2020, which established that the Central Government could borrow money from the FAE in order to attend the national emergency due to the COVID-19 pandemic. As of December 31, 2020, transfers in dollars into the Savings and Stabilization Fund since inception totaled U.S. $4.0 billion.

Public Sector Finance

General

In 2020, the Central Government deficit was 7.8% of GDP compared to a deficit of 2.5% of GDP in 2019. This increase in the deficit was mainly due to increased expenditures of 4.3% of GDP in 2020, compared to 2019, aimed at mitigating the effects of the COVID-19 pandemic and the related economic shutdown, as well as a decrease in revenues of 1.0% of GDP. The 2020 fiscal deficit of 7.8% of GDP was lower than the expected deficit of 8.9% of GDP, mainly due to lower-than-expected health expenditures. The Central Government deficit for 2020 was Ps. 77,748 billion, an increase of Ps. 51,699 billion compared to the Ps. 26,049 billion deficit registered in 2019.

Central Government revenues decreased from Ps. 171,861 billion (16.2% of GDP) in 2019 to Ps. 152,567 billion (15.2% of GDP) in 2020, while Central Government expenditures increased from Ps. 197,910 billion in 2019 to Ps. 230,315 billion in 2020. The increase in expenditures was primarily due to increased spending during the COVID-19 pandemic. Total tax revenues decreased from Ps. 148,418 billion in 2019 to Ps. 130,763 billion in 2020. Non-tax revenues totaled Ps. 1,658 billion in 2020, a 12.3% increase compared to 2019 (Ps. 1,477 billion). Revenues from special funds decreased from Ps. 1,481 billion to Ps. 1,414 billion in 2020. Revenues from capital resources decreased from Ps. 20,485 billion in 2019 to Ps. 18,733 billion in 2020. With respect to expenses, interest expenses decreased from Ps. 30,800 billion in 2019 to Ps. 28,336 billion in 2020, and operating and investment expenses increased from Ps. 167,284 billion in 2019 to Ps. 202,089 billion in 2020.

For 2021, the fiscal deficit of the Central Government is projected to be 8.6% of GDP, showing a deterioration of 0.9% compared to the preliminary deficit of 7.8% of GDP at the end of 2020. This result is mainly explained by the increase in spending on the economic reactivation plan and the increase in public investment. For 2021, the total revenue of the Central Government is projected to increase to Ps. 173,090 billion and total expenses are expected to increase to Ps. 267,736 billion.

2020 Budget

The 2020 budget became Law No. 2008 on December 27, 2019 and was modified under the national State of Emergency declared due to COVID-19 by Law-Decree 519 of April 5, 2020, Law-Decree 522 of April 6, 2020, Law-Decrees 571 and 572 of April 15, 2020, Law-Decree 774 of June 3, 2020, and Law-Decree 813 of June 4, 2020, in order to increase the budget as well as to reallocate and reappropriate certain amounts.

As a consequence of the macroeconomic shock and the resulting need for greater fiscal flexibility caused by the COVID-19 pandemic, the Government, with the prior favorable opinion of the Fiscal Rule Advisory Council (Comite Consultivo de la Regla Fiscal), decided to suspend the fiscal rules for 2020 and 2021.

2021 Budget

The 2021 budget became Law No. 2063 on November 28, 2020.

On January 26, 2021, through Decree No. 085 of 2021, the Government added Ps. 18 trillion to the 2021 budget to account for the balance registered in the Sistema Integrado de Información Financiera (SIIF) of appropriated 2020 budget expenses that were to be financed with the resources of the FOME but were uncommitted as of January 20, 2021.

The following table provides principal assumptions as of March 19, 2021:

Principal 2021 Assumptions

2021 Assumptions(1)
Gross Domestic Product
Nominal GDP (billions of pesos 2015)	1,095,812,259
Real GDP Growth	5.0%
Inflation(2)
Domestic Inflation (consumer price index)	2.4%
External Inflation(3)	2.0%
Real Devaluation at end of period	1.3%
Export Prices
Coffee, (ex-dock) (U.S. $/lbs.)(4)	1.29
Oil (U.S. $/barrel)(5)	53.00
Coal (U.S. $/ton)	61.20
Gold (U.S. $/Troy oz.)(6)	1.69

(1)	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in February 2021.
(2)	End of period.
(3)	“External Inflation” is based on statistics released by the General Directorate of Macroeconomic Policy in February 2021.
(4)

Based on projections by the General Directorate of Macroeconomic Policy. Average of the expected variations for Arabica coffee and Robusta coffee references published by IMF in its October 2020 World Economic Outlook.

(5)	Based on inputs provided by the Mining and Energy Technical Group established by the Fiscal Rule and oil futures market.
(6)	Based on projections by the General Directorate of Macroeconomic Policy.

Source: General Directorate of Macroeconomic Policy, Ministry of Finance.

On March 5, 2021, the revised 2021 Financing Plan was published, under which the Government contemplated the issuance of up to Ps. 55.3 trillion in internal debt and Ps. 35.2 trillion in external debt during 2021. The increase in debt from the Financing Plan published in June 2020, is mainly explained by the additional governmental resources required due to the COVID-19 pandemic.

On March 11, 2021, the Fiscal Rule Advisory Council met in order to analyze the 2020 fiscal closing and the 2021 Financial Plan. Some COVID-19-related expenses were postponed from 2020 to 2021 due to the unpredictable duration of the pandemic and the creation of an economic reactivation plan, which the Council considered reasonable justifications for postponement. However, the Council emphasized the need to maintain macroeconomic stability and fiscal sustainability. The Council also emphasized the importance of reducing debt from 2022 onwards without interfering in the process of recovery of the economy and the need for a comprehensive reform targeting government revenues and expenditures.

On March 17, 2021, the Republic’s Commission of Tax Experts, created by Law No. 2010 of 2019, concluded that the country should cease the continuous introduction of tax benefits, which have been used as a tool to try to counteract imbalances in the tax system. By progressively adding one benefit to another, the Colombian tax system has become complex, inequitable and has a high level of benefits, as compared to OECD countries in Latin America. The Commission recommended a structural reform process towards a simpler, more efficient and equitable tax system, which may help to support economic growth and strengthen public finances.

Based on projections of the Ministry of Finance, the Central Government preliminarily forecasts that its gross debt will be approximately 65.2% of GDP in 2021, 0.4% higher than in 2020 (64.8% of GDP). This slight increase in debt is explained mainly by the estimated primary deficit for 2021, which contributes 5.3% to the increase in debt. The expected recovery of economic activity and the exchange rate and the reduction in the availability of cash partially offset the increase in debt. Net debt is estimated to be 63.5% of GDP in 2021, 3.0% higher than in 2020 (60.5% of GDP), mainly due to the reduction in the availability of cash.

The figures set forth in this “—Public Sector Finance” section represent the Government’s assumptions as of February 23, 2021, of the 2021 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Flexible Credit Line with the IMF

On June 13, 2016, the IMF’s Executive Board approved a successor two-year arrangement under the Flexible Credit Line (“FCL”) in the amount of SDR 8.18 billion, approximately U.S. $11.4 billion, and canceled the previous arrangement of SDR 3.87 billion, which had been entered into on June 17, 2015. On June 6, 2017, the IMF Board reaffirmed Colombia’s continued qualification to access U.S. $11.4 billion under the FCL. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility. On May 25, 2018, the Executive Board of the IMF approved a successor two-year arrangement for Colombia under the FCL in an amount equivalent to SDR 7.9 billion, approximately U.S. $11.4 billion, and canceled the previous arrangement for SDR 8.2 billion. On May 20, 2019, the Executive Board of the IMF completed its review of Colombia’s qualification for the arrangement under the FCL and reaffirmed Colombia’s qualification to access FCL resources. On May 1, 2020, the IMF approved a successor two-year arrangement for Colombia under the FCL, designed for crisis prevention, of about U.S. $10.8 billion. On September 25, 2020, the Executive Board of the IMF approved a U.S. $6.5 billion increase to Colombia’s FCL, bringing the total to approximately U.S. $17.2 billion. On December 3, 2020, Colombia drew U.S. $5.4 billion under the FCL, which will be used to help meet increased financing needs and maintain liquidity during the COVID-19 pandemic.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP was 42.9% in 2016, 44.2% in 2017, 45.9% in 2018 and 47.5% in 2019, mainly due to the increase in the debt of the Central Government and the recognition of some contingent liabilities. Based on projections of the Ministry of Finance, the Central Government preliminarily forecasts that its gross debt increased to approximately 65% of GDP in 2020, mainly due to the impact of the economic and public health crisis related to the COVID-19 pandemic. The Republic expects to have preliminary 2020 year end figures published by May 2021.

Public Sector Internal Debt

As of February 28, 2021, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 357.4 trillion, compared to Ps. 316.5 trillion as of February 29, 2020. As of December 31, 2020, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 348.8 trillion, compared to Ps. 308.5 trillion as of December 31, 2019.

On December 30, 2020, the Central Government signed an investment loan in the amount of Ps. 181,759,500,000 with the Inter-American Development Bank (“IDB”) to finance the Drinking Water and Sanitation Program for the Department of La Guajira, which will be executed by the Ministry of Housing, City and Territory, with the aim of improving the population’s access to continuous potable water and adequate sanitation. Colombia is the first country in the southern hemisphere to sign a sovereign loan with the IDB in local currency. This loan is expected to reduce exchange risk and extend the average term of the public debt while contributing to the development of the local capital market.

The following table shows the direct internal funded debt of the Central Government as of February 28, 2021 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

(in millions of Ps.)

	At February 29, 2020	At February 28, 2021
	(in million COP)	(in million COP)
Treasury Bonds	Ps. 306,271,833	Ps. 346,833,076
Treasury Bonds (short term)	16,990,999	10,849,999
Pension Bonds	8,463,389	7,456,673
Peace Bonds	2,554	869
Constant Value Bonds	1,382,684	1,253,094
Others(1)	386,169	14,596,038
Security Bonds	2	1
Treasury notes	28,304,314	22,889,339
Total	361,801,944	403,879,090

Total may differ due to rounding. (1) Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 40.3 billion as of March 26, 2021.

Public Sector External Debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of February 29, 2020		As of February 28, 2021
Central Government	U.S. $	52,389	U.S. $	69,490
Public Entities(2)
Guaranteed		2,022		1,938
Non-Guaranteed		18,363		21,994

Total External Funded Debt	U.S. $	72,774	U.S. $	93,422

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of February 29, 2020 and February 28, 2021, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of November 30, 2019		As of November 30, 2020
	(in millions of U.S. dollars)
Multilaterals	U.S. $	22,645	U.S. $	25,111
IDB		9,952		10,712
World Bank		10,307		11,821
Others		2,386		2,578
Commercial Banks		2,113		4,662
Export Credit Institutions		2,910		3,236
Bonds		39,765		49,558
Foreign Governments		2,286		2,286
Suppliers		2		3

Total	U.S. $	69,721	U.S. $	84,856

Total may differ due to rounding.

(1)

Provisional; subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of February 29 30, 2020 and February 28, 2021, respectively.

Source: Debt Registry Office Ministry of Finance.

On March 22, 2016, Colombia issued €1,350,000,000 aggregate principal amount of its 3.875% Global Bonds due 2026.

On January 25, 2017, Colombia issued U.S. $1,000,000,000 aggregate principal amount of its 3.875% Global Bonds due 2027 and U.S. $1,500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045.

On August 9, 2017, Colombia issued U.S. $1,400,000,000 aggregate principal amount of its 3.875% Global Bonds due 2027.

On October 12, 2018, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2029 (the “2029 Bonds”) and U.S. $500,000,000 aggregate principal amount of its 5.000% Senior Notes due 2045. The proceeds of the 2029 Bonds were used in part for payment of Colombia’s offer to purchase U.S. $1,000,000,000 of its 7.375% Global Bonds due 2019.

On January 28, 2019, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 5.200% Global Bonds due 2049 and U.S. $500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2029.

On January 30, 2020, Colombia issued U.S. $1,542,968,000 aggregate principal amount of its 3.000% Global Bonds due 2030 (the “2030 Bonds”) and U.S. $300,000,000 aggregate principal amount of its 5.200% Global Bonds due 2049 (the “2049 Bonds”). The proceeds of the 2030 Bonds and 2049 Bonds were used (i) in part for liability management transactions, and (ii) for general budgetary purposes.

On June 1, 2020, Colombia issued U.S $1,000,000,0000 aggregate principal amount of its 3.125% Global Bonds due 2031 (the “2031 Bonds”) and U.S. $1,500,000,000 aggregate principal amount of its 4,125% Global Bonds due 2051 (the “2051 Bonds”). The proceeds of the 2031 Bonds and 2051 Bonds were used for general budgetary purposes.

On January 12, 2021, Colombia issued U.S. $1,539,952,000 aggregate principal amount of its 3.125% 2031 Bonds and U.S. $1,300,000,000 aggregate principal amount of its 3.875% Global Bonds due 2061 (the “2061 Bonds”). The proceeds of the 2031 Bonds and the 2061 Bonds were used for general budgetary purposes as well as for liability management transactions of the Republic’s then outstanding 4.375% Global Bonds due 2021, 4.000% Global Bonds due 2024 and 3.875% Global Bonds due 2027.

On March 18, 2021, Colombia redeemed the entire U.S.$1,294,146,000 outstanding principal amount of its 4.375% Global Bonds due 2021.